

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Zhuangkun He
Chief Executive Officer
Ucommune International Ltd
Floor 8, Tower D
No.2 Guang Hua Road
Chaoyang District , Beijing
People's Republic of China , 100026

> **Re: Ucommune International Ltd**
> **Registration Statement on Form F-1**
> **Filed July 2, 2021**
> **File No. 333-257664**

Dear Mr. He:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-2365 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services